UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 6)*
Fastly, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
31188V100
(CUSIP Number)
March 5, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188V100

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 11,009,264
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 11,009,264
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 11,009,264
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12		TYPE OF REPORTING PERSON PN

* Based on 104,300,000 shares of Class A Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 340,605
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 340,605
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 340,605
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12		TYPE OF REPORTING PERSON PN

* Based on 104,300,000 shares of Class A Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 11,349,869*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 11,349,869*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 11,349,869*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%**
12		TYPE OF REPORTING PERSON OO

* Consisting of 11,009,264 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 340,605 shares of Common Stock held by Abdiel Capital, LP.
** Based on 104,300,000 shares of Class A Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 11,349,869*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 11,349,869*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 11,349,869*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9% **
12		TYPE OF REPORTING PERSON PN, IA

* Consisting of 11,009,264 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 340,605 shares of Common Stock held by Abdiel Capital, LP.
** Based on 104,300,000 shares of Class A Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 31188V100

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 11,349,869*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 11,349,869*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 11,349,869*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%**
12		TYPE OF REPORTING PERSON IN

* Consisting of 11,009,264 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 340,605 shares of Common Stock held by Abdiel Capital, LP.
** Based on 104,300,000 shares of Class A Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 31188V100

AMENDMENT NO. 6 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 13, 2019, Amendment No. 1 thereto filed on February 14, 2020, Amendment No. 2 thereto filed on March 2, 2020, Amendment No. 3 thereto filed on March 5, 2020, Amendment No. 4 thereto filed on March 10, 2020 and Amendment No. 5 thereto filed on February 4, 2021 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.
The following Item of the Schedule 13G is hereby amended and restated as follows:
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 6 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.  Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 31188V100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2021

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually